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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

PLUG POWER INC.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
72919P103
(CUSIP Number)
Gregory J. Golden
Baker Botts L.L.P.
The Warner
1299 Pennsylvania Avenue, N.W.
Washington, D.C. 20004-2400
(202) 639-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: SMART HYDROGEN INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,050,940

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		44,050,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,050,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: MMC NORILSK NICKEL

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,050,940

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		44,050,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,050,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: CLAYBURN DEVELOPMENT INC.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,050,940

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		44,050,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,050,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: BRANTON LIMITED

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Bahamas

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,050,940

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		44,050,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,050,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	HC

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: MIKHAIL D. PROKHOROV

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,050,940

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		44,050,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,050,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS: VLADIMIR O. POTANIN

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☑
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Russian Federation

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		44,050,940

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		44,050,940

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	44,050,940

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	35.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 2. Identity and Background
Item 3. Source and Amount of Funds and Other Consideration
Item 4. Purpose of the Transaction
Item 5. Interest in Securities of the Issuer
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 7. Materials to be Filed as Exhibits
SIGNATURE
EXHIBIT INDEX
Agreement Relating to Joint Filing
Investor Rights Agreement
Registration Rights Agreement
Amended and Restated By-Laws
Certificate of Designations
Amended and Restated Shareholders Agreement
Management Agreement

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1)
Statement of
Smart Hydrogen Inc.
Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of
Plug Power Inc.
The Statement on Schedule 13D of Smart Hydrogen Inc. (“Smart Hydrogen”), MMC Norilsk Nickel (“Norilsk Nickel”), Clayburn Development Inc. (“Clayburn”), Branton Limited (“Branton”), Mikhail D. Prokhorov, and Vladimir O. Potanin, dated April 20, 2006 (“Original Statement”) is hereby amended and supplemented as follows (“Amended Statement”):
Item 2. Identity and Background
Item 2 is hereby amended as follows:
The address of Smart Hydrogen’s principal business and principal office is 135, Arch. Makarios III Avenue, Emelle Building, 2nd Floor, Office No. 22, CY-3021, Limassol, Cyprus.
Item 3. Source and Amount of Funds and Other Consideration
Item 3 is hereby amended and restated in its entirety as follows:
This Amended Statement relates to Smart Hydrogen’s acquisition of beneficial ownership of 44,050,940 shares of Common Stock pursuant to several purchase agreements (described below), which shares represent approximately 35.1% of the Issuer’s outstanding Common Stock.
GE Purchase Agreement
On December 30, 2005, Smart Hydrogen acquired 2,714,700 shares of Common Stock from GE Power Systems Equities, Inc., a Delaware corporation (“GE”), pursuant to a Stock Purchase Agreement dated as of December 30, 2005, a copy of which was filed as an exhibit to the Original Statement and is hereby incorporated by reference herein (the “GE Purchase Agreement”). The consideration consisted of US$14,116,400 and such funds were loaned to Smart Hydrogen by Branton pursuant to a Loan Agreement dated as of December 28, 2005 between Branton and Smart Hydrogen, a copy of which was filed as an exhibit to the Original Statement and is hereby incorporated by reference herein. Smart Hydrogen repaid such loan on March 3, 2006. The Common Stock purchased from GE pursuant to the GE Purchase Agreement represents approximately 2.1% of the outstanding Common Stock of the Issuer.

Issuer Transaction
On April 10, 2006, Smart Hydrogen entered into a Stock Purchase Agreement (the “Issuer Purchase Agreement”) with the Issuer pursuant to which the Issuer agreed, among other things, to sell 395,000 shares of Class B Capital Stock, a series of preferred stock, par value $0.01 per share (“Class B Capital Stock”) of the Issuer. A copy of the Issuer Purchaser Agreement was filed as an exhibit to the Original Statement and is hereby incorporated by reference herein. The transactions contemplated by the Issuer Purchase Agreement closed on June 29, 2006 (the “Closing”). At the Closing, Smart Hydrogen purchased (i) 395,000 shares of Class B Capital Stock, which are presently convertible into 39,500,000 shares of Common Stock, and (ii) 11,240 shares of Common Stock, for an aggregate purchase price of US$217,311,820. Each share of Class B Capital Stock is presently convertible into 100 shares of Common Stock and the purchase price per share of Common Stock under the Issuer Stock Purchase Agreement, on an as-converted basis, was US$5.50. The consideration for such purchase was paid from Smart Hydrogen’s working capital.
The Class B Capital Stock that was sold by the Issuer is a new class of stock that is economically equivalent to, and convertible into, shares of Common Stock. The terms of the Class B Capital Stock are set forth in a Certificate of Designations filed by the Issuer with the Delaware Secretary of State of the State of Delaware on June 29, 2006 (the “Certificate of Designations”), a copy of which is attached hereto as Exhibit J and is hereby incorporated by reference herein. Pursuant to the Certificate of Designations, the holders of the Class B Capital Stock will have the right up to four of the eleven directors to the Issuer’s Board of Directors, at least two of whom must be independent directors under applicable NASDAQ rules. At the Closing, Smart Hydrogen, as the holder of all of the outstanding shares of Class B Capital Stock, appointed three directors. Smart Hydrogen intends to appoint a fourth director in the future. Under the Certificate of Designations, the directors appointed by the holders of Class B Capital Stock must be proportionately represented on all committees of the Board of Directors to the extent consistent with applicable law; provided that any committee of five or fewer members need only have one such director as a member. The number of directors that the holders of Class B Capital Stock will be able to appoint in the future will decrease if the percentage of the Issuer’s outstanding Common Stock on an as converted basis decreases; provided that if this percentage decreases below 10%, the director appointment and committee representation rights will terminate. Separately, in the Investor Rights Agreement described below, the holders of the Class B Capital Stock agreed to vote in favor of all director nominees recommended by the Issuer as long as they have director appointment rights.
The Certificate of Designations also requires the Issuer to obtain the approval of the holders of a majority of the outstanding Class B Capital Stock prior to taking any of the following actions as long as such holders continue to own over 20% of the Issuer’s outstanding Common Stock on an as-converted basis:
•	changing the number of directors on the Board of Directors;

•	issuing any additional shares of Class B Capital Stock;

•	acquiring any business or assets if the purchase price exceeds the greater of (i) 30% of total assets of the Issuer on a consolidated basis or (ii) US$105,000,000; or

•	amending certain provisions of the Issuer’s certification of incorporation or by-laws relating to the rights of the Class B Capital Stock or certain other corporate governance matters, other than in connection with a sale of the Issuer.
The Certificate of Designations provides that shares of Class B Capital Stock will automatically convert into Common Stock if they are transferred to anyone other than certain affiliates of Smart Hydrogen or if the holder of such shares experiences a change of control.
At the Closing, the parties entered into an Investor Rights Agreement dated as of June 29, 2006 (the “Investor Rights Agreement”) and a Registration Rights Agreement dated as of June 29, 2006 (the “Registration Rights Agreement”), copies of which are attached hereto as Exhibit G and H, respectively, and are incorporated by reference herein.
Under the Investor Rights Agreement, Smart Hydrogen agreed to the following restrictions on the transfer of shares of stock of the Issuer:
•	For 18 months following the Closing, Smart Hydrogen will not transfer any equity securities of the Issuer to any person;

•	For 2 years following the Closing, Smart Hydrogen will not privately sell any equity securities of the Issuer to any person who is or will become a 5% stockholder;

•	For 2 years following the Closing, Smart Hydrogen will not privately sell any equity securities of the Issuer to any person without providing the Issuer with a right of first offer; and

•	For 5 years following the Closing, Smart Hydrogen will not privately sell any equity securities of the Issuer to a competitor of the Issuer.
Notwithstanding the foregoing, the Issuer will permit Smart Hydrogen, at any time, to transfer its shares to certain affiliates of Smart Hydrogen or to transfer its shares pursuant to any tender offer, exchange offer, merger, business combination, restructuring, or acquisition of the Issuer that is recommended by the Issuer’s Board of Directors.
Additionally, Smart Hydrogen agreed that neither it nor any of its affiliates will take certain actions for a period of 5 years following the Closing, including, among others:
•	acquiring any additional securities of the Issuer (other than pursuant to the preemptive or top up rights described below);

•	acting to propose, or solicit any person with respect to, any merger, business combination, tender or exchange offer, restructuring, recapitalization, liquidation, or similar transaction involving the Issuer or to seek to control, change or influence the Issuer’s management, Board of Directors or policies, except through the exercise of the rights granted in connection with the transaction;

•	engaging in a proxy solicitation; and

•	submitting a director nominee (other than pursuant to their director appointment rights) or a stockholder proposal to the Issuer for consideration by its stockholders.
Notwithstanding the foregoing, the Issuer will permit the holders of Class B Capital Stock to participate as a bidder in any process initiated by the Issuer to sell the Issuer and, if the Issuer receives an unsolicited acquisition proposal, to submit an acquisition proposal prior to the Issuer’s acceptance of the unsolicited acquisition proposal.
The Investor Rights Agreement also requires the Issuer, for two years following the Closing, to obtain the approval of the holders of a majority of the outstanding Class B Capital Stock prior to redeeming or repurchasing stock (subject to carveouts related to repurchases under equity incentive plans and from Smart Hydrogen under the Issuer’s right of first offer) or paying any dividends.
In the Investor Rights Agreement, the Issuer agreed to provide the holders of Class B Capital Stock with preemptive rights to enable them to participate in future issuances of securities by the Issuer in order to maintain their percentage ownership of the Issuer’s total outstanding common stock on an as-converted basis. These preemptive rights are subject to carveouts for issuances under equity incentive or employee benefit plans, issuances in acquisitions by the Issuer, issuances to strategic partners of up to 10% in the aggregate of the Issuer’s outstanding common stock as of the closing date, issuances to financial institutions or lessors in lending or leasing transactions, private offerings of up to US$7.5 million, and public offerings. However, in the event of issuances of securities in an acquisition by the Issuer or under an equity incentive or employee benefit plan, the holders of Class B Capital Stock will have top up rights enabling them to purchase additional securities in order to maintain their percentage ownership of the Issuer’s total outstanding Common Stock on an as-converted basis. Pursuant to this top up right:
•	if the Issuer issues more than US$7.5 million of securities in an acquisition by the Issuer, then the holders of Class B Capital Stock will have the right to purchase additional securities from the Issuer to maintain their percentage ownership;

•	if the Issuer issues less than US$7.5 million of securities in an acquisition by the Issuer, then the Issuer will have the option of either offering additional securities to the holders of Class B Capital Stock or permitting them to purchase additional securities in the public market to maintain their percentage ownership; and

•	if the Issuer, in the aggregate, issues shares of common stock under an equity incentive or employee benefit plan during any year, then, at the beginning of the following year, the Issuer will permit the holders of Class B Capital Stock to purchase additional securities in the public market to maintain their percentage ownership.
These holders may exercise these preemptive and top up rights notwithstanding the general restriction on acquisition of additional securities of the Issuer described above. These preemptive and top up rights generally continue as long as the holders of Class B Capital Stock own at least 10% of the outstanding Common Stock on an as-converted basis.

Under the Investor Rights Agreement, the Issuer agreed to provide the holders of the Class B Capital Stock with co-sale rights to participate on a pro rata basis in any sale by the Issuer of common stock for cash in a private placement of more than 20% of the Issuer’s then outstanding common stock, after giving effect to such transaction, to a single purchaser. These co-sale rights generally continue as long as the holders of Class B Capital Stock own at least 10% of the outstanding common stock of the Issuer on an as-converted basis.
Certain affiliates of Smart Hydrogen agreed, and any person to whom shares of Class B Capital Stock are transferred in the future (without the prior conversion of such shares into common stock) will be required to agree, to be bound by the terms of the Investor Rights Agreement.
Under the Registration Rights Agreement, the Issuer agreed to register the shares of Common Stock issuable upon exercise of the Class B Capital Stock on a resale registration statement within 18 months after the closing of the investment. The Issuer also agreed to prepare a prospectus or, if the Issuer is not Form S-3 eligible, file a registration statement for an underwritten public offering upon the demand of the holders of the shares of Common Stock issuable upon exercise of the Class B Capital Stock; provided that the Issuer is only required to accommodate up to five requests (and pay expenses for three requests). The Issuer will also grant the holders unlimited piggy-back registration rights with respect to underwritten offerings being registered by the Issuer. The registration rights will be transferable to a person acquiring 25% or more of the shares initially issued. The registration rights are to be subject to blackout and market standstill provisions enabling the Issuer to suspend sales pursuant to the registration rights for up to, but not more than, 180 days in any 12-month period.
In connection with the transaction, the Issuer has amended its by-laws effective upon the Closing, a copy of which is attached hereto as Exhibit I and is incorporated by reference herein. The amendments are technical amendments to reflect the rights to be granted to the holders of the Class B Capital Stock and constitute the addition of language to Article I, Section 3(c); Article II, Section 2; Article II, Section 14; and Article VI, Section 8(a) of the by-laws indicating that the provisions of such sections are “subject to the rights, if any, of the holders of any series of preferred stock.”
The foregoing summary is qualified in its entirety by reference to the Issuer Stock Purchase Agreement, Certificate of Designations, Investor Rights Agreement, Registration Rights Agreement, and Amended and Restated By-Laws.
The transactions contemplated by the Issuer Stock Purchase Agreement are sometimes referred to herein collectively as the “Issuer Transaction.”
DTE Foundation Purchase Agreement
At the Closing, Smart Hydrogen also acquired 1,825,000 shares of Common Stock from DTE Energy Foundation, a Michigan non-profit corporation (“DTE Foundation”), pursuant to a Stock Purchase Agreement dated as of April 10, 2006, a copy of which was filed as an exhibit to the Original Statement and is hereby incorporated by reference herein (the “DTE Foundation Purchase Agreement”). The consideration consisted of US$9,855,000 and such funds came from Smart Hydrogen’s working capital. The Common Stock purchased from DTE Foundation pursuant to the DTE Foundation Purchase Agreement represents approximately 1.4% of the outstanding Common Stock of the Issuer.
The Original Statement contained information regarding Smart Hydrogen’s acquisition of voting control over 9,193,227 shares of Common Stock pursuant to a Voting Agreement And Irrevocable Proxy, by and among Smart Hydrogen, DTE Energy Company, a Michigan corporation, and DTE Energy Ventures, Inc., a Michigan corporation and wholly-owned subsidiary of DTE Energy Company, dated as of April 10, 2006 (the “DTE Energy Voting Agreement”). A copy of the DTE Energy Voting Agreement was filed as an exhibit to the Original Statement and is incorporated by reference herein. Pursuant to the terms of the DTE Energy Voting Agreement, Smart Hydrogen’s voting control over those 9,193,227 shares of Common Stock terminated on June 29, 2006.
Item 4. Purpose of the Transaction
Item 4 is hereby amended and restated in its entirety as follows:
The information contained in Items 3, 5, and 6 of the Original Statement and this Amended Statement is hereby incorporated by reference into this Item 4.
This Statement relates to Smart Hydrogen’s acquisition of beneficial ownership of 44,050,940 shares of Common Stock through the GE Purchase Agreement, Issuer Purchase Agreement, and DTE Foundation Purchase Agreement, described in Item 3. These shares constitute approximately 35.1% of the Issuer’s outstanding Common Stock. Beneficial ownership of these shares is a component of Smart Hydrogen’s broader strategy to invest in the hydrogen fuel cell industry in the United States and elsewhere.
No Other Plans or Proposals
Except as set forth in this Item and Items 3, 5, and 6 of the Original Statement and this Amended Statement, none of the persons listed in Item 2 has any present plans or proposals that relate to or would result in the occurrence of any of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such actions with respect to their investment in the Issuer, including any action that relates to or would result in the occurrence of any or all of the events specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D, and any other actions, as they may determine. The Reporting Persons intend to review continually their investment in the Issuer, depending upon future evaluations of the business prospects of the Issuer and upon other developments, including but not limited to, general economic and business conditions and stock market conditions. The Reporting Persons may determine to increase or decrease their equity position in the Issuer by acquiring additional shares of disposing of some of the shares they may hold, in each case in accordance with the terms and conditions contained in the Certificate of Designations and the agreements executed at Closing.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended as follows:

(a)-(b)	As of the date hereof, Smart Hydrogen is the beneficial owner of 44,050,940 shares of Common Stock, or approximately 35.1% of the Issuer’s outstanding Common Stock. This amount is the sum of (i) 2,714,700 shares of Common Stock purchased by Smart Hydrogen pursuant to the GE Purchase Agreement; (ii) 1,825,000 shares of Common Stock purchased by Smart Hydrogen pursuant to the DTE Foundation Purchase Agreement; (iii) 11,240 shares of Common Stock purchased by Smart Hydrogen pursuant to the Issuer Purchase Agreement; and (iv) 395,000 shares of Class B Capital Stock purchased by Smart Hydrogen pursuant to the Issuer Purchase Agreement, which shares are presently convertible into 39,500,000 shares of Common Stock. By virtue of their stock ownership, Clayburn, Branton, Norilsk Nickel, Mr. Potanin, and Mr. Prokhorov may be deemed to be the beneficial owners of 44,050,940 shares of Common Stock or approximately 35.1% of the outstanding shares of Common Stock.

(c)	No transactions in the Common Stock were effected in the past 60 days, by the persons named in response to Item 5(a), except for the consummation of the transactions under the DTE Foundation Purchase Agreement and Issuer Purchase Agreement described in Item 3 and hereby incorporated in this Item 5(c).
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The information set forth, or incorporated by reference, in Items 2 through 5 of this Amended Statement and Original Statement is hereby incorporated by reference herein.
1. Shareholders Agreement by and among Smart Hydrogen Inc., Clayburn Development Inc., Branton Limited, and Ciata Trading Limited, dated as of April 27, 2006: This agreement sets forth the agreement of the parties thereto regarding the management, operation, and ownership of Smart Hydrogen. Pursuant to such agreement, Clayburn and Branton must approve of any transaction involving material assets of Smart Hydrogen.
2. Management Agreement by and between Smart Hydrogen Inc. and Ciata Trading Limited, dated as of June 19, 2006: This agreement sets forth the terms by which Ciata Trading Limited will manage, direct, and supervise the day-to-day operations of Smart Hydrogen’s business in accordance with the directives, instructions, and requests of Smart Hydrogen, Clayburn and/or Branton.
Except as described in the Original Statement and this Amended Statement, none of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Exhibit A of the Original Statement, has any contract, arrangement, understanding, or relationship (legal or otherwise with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding or proxies.

Item 7. Materials to be Filed as Exhibits
     The following documents are filed as exhibits to this Amended Statement:

Exhibit A	Stock Purchase Agreement by and between GE Power Systems Equities, Inc. and Smart Hydrogen Inc., dated as of December 30, 2005, previously filed as Exhibit B to the Original Statement and incorporated by reference herein.

Exhibit B	Stock Purchase Agreement by and between DTE Energy Foundation and Smart Hydrogen Inc., dated as of April 10, 2006, previously filed as Exhibit D to the Original Statement and incorporated by reference herein.

Exhibit C	Voting Agreement and Irrevocable Proxy by and among DTE Energy Company, DTE Energy Ventures, Inc., and Smart Hydrogen Inc., dated as of April 10, 2006, previously filed as Exhibit F to the Original Statement and incorporated by reference herein.

Exhibit D	Stock Purchase Agreement by and between Smart Hydrogen Inc. and Plug Power Inc., dated as of April 10, 2006, previously filed as Exhibit G to the Original Statement and incorporated by reference herein.

Exhibit E	Loan Agreement by and between Smart Hydrogen Inc. and Branton Limited, dated as of December 28, 2006, previously filed as Exhibit J to the Original Statement and incorporated by reference herein.

Exhibit F	Agreement Relating to Joint Filing of Schedule 13D.*

Exhibit G	Investor Rights Agreement by and among Plug Power Inc., Smart Hydrogen Inc., Branton Limited, Clayburn Development Inc., and ZAO Interros Holding Company, dated as of June 29, 2006.*

Exhibit H	Registration Rights Agreement by and between Smart Hydrogen Inc. and Plug Power Inc., dated as of June 29, 2006.*

Exhibit I	Amended and Restated By-Laws of Plug Power Inc., effective as of June 29, 2006.*

Exhibit J	Certificate of Designations, filed with the Secretary of State of the State of Delaware on June 29, 2006.*

Exhibit K	Amended and Restated Shareholders Agreement by and among Smart Hydrogen Inc., Clayburn Development Inc., Branton Limited, and Ciata Trading Limited, dated as of April 27, 2006.*

Exhibit L	Management Agreement by and between Smart Hydrogen Inc. and Ciata Trading Limited, dated as of June 19, 2006.*

*Filed herewith.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amended Statement is true, complete and correct.
Dated: July 10, 2006

SMART HYDROGEN INC.

By: Name:	/s/ Sergey Polikarpov Sergey Polikarpov
Title:	Director

MMC NORILSK NICKEL

By: Name:	/s/ Mikhail D. Prokhorov Mikhail D. Prokhorov
Title:	CEO and Chairman of The Management Board

CLAYBURN DEVELOPMENT INC.

By: Name:	/s/ Sergey Gorskiy Sergey Gorskiy
Title:	Attorney-in-Fact

BRANTON LIMITED

By: Name:	/s/ Maria Lambrianidou Maria Lambrianidou
Title:	Director

MIKHAIL D. PROKHOROV

By: Name:	/s/ Mikhail D. Prokhorov Mikhail D. Prokhorov

VLADIMIR O. POTANIN

By: Name:	/s/ Vladimir O. Potanin Vladimir O. Potanin

EXHIBIT INDEX
The following documents are filed as exhibits to this Amended Statement:

Exhibit A	Stock Purchase Agreement by and between GE Power Systems Equities, Inc. and Smart Hydrogen Inc., dated as of December 30, 2005, previously filed as Exhibit B to the Original Statement and incorporated by reference herein.

Exhibit B	Stock Purchase Agreement by and between DTE Energy Foundation and Smart Hydrogen Inc., dated as of April 10, 2006, previously filed as Exhibit D to the Original Statement and incorporated by reference herein.

Exhibit C	Voting Agreement and Irrevocable Proxy by and among DTE Energy Company, DTE Energy Ventures, Inc., and Smart Hydrogen Inc., dated as of April 10, 2006, previously filed as Exhibit F to the Original Statement and incorporated by reference herein.

Exhibit D	Stock Purchase Agreement by and between Smart Hydrogen Inc. and Plug Power Inc., dated as of April 10, 2006, previously filed as Exhibit G to the Original Statement and incorporated by reference herein.

Exhibit E	Loan Agreement by and between Smart Hydrogen Inc. and Branton Limited, dated as of December 28, 2006, previously filed as Exhibit J to the Original Statement and incorporated by reference herein.

Exhibit F	Agreement Relating to Joint Filing of Schedule 13D.*

Exhibit G	Investor Rights Agreement by and among Plug Power Inc., Smart Hydrogen Inc., Branton Limited, Clayburn Development Inc., and ZAO Interros Holding Company, dated as of June 29, 2006.*

Exhibit H	Registration Rights Agreement by and between Smart Hydrogen Inc. and Plug Power Inc., dated as of June 29, 2006.*

Exhibit I	Amended and Restated By-Laws of Plug Power Inc., effective as of June 29, 2006.*

Exhibit J	Certificate of Designations, filed with the Secretary of State of the State of Delaware on June 29, 2006.*

Exhibit K	Amended and Restated Shareholders Agreement by and among Smart Hydrogen Inc., Clayburn Development Inc., Branton Limited, and Ciata Trading Limited, dated as of April 27, 2006.*

Exhibit L	Management Agreement by and between Smart Hydrogen Inc. and Ciata Trading Limited, dated as of June 19, 2006.*

*Filed herewith.